OMEGA GERAÇÃO S.A. Publicly-Listed Company CNPJ No. 09.149.503/0001-06 NIRE 31.300.093.10-7 | CVM Code No. 02342-6	OMEGA Energia S.A. Publicly-Listed Company CNPJ No. 42.500.384/0001-51 NIRE 35.300.571.85-1| CVM Code No. 2644-1

NOTICE TO THE SHAREHOLDERS

CLOSING OF THE MERGER OF SHARES

Communication about the Closing of the Merger of Shares

Belo Horizonte and São Paulo, Brazil – December 19, 2021 – OMEGA GERAÇÃO S.A. ( “Omega Geração” – Novo Mercado ticker: OMGE3) and OMEGA ENERGIA S.A. (“Omega Energia” – Novo Mercado ticker: MEGA3), in compliance with item 17.5 of the “Private Instrument of Protocol and Justification of the Merger of Shares of Omega Geração S.A. by Omega Energia S.A.” (“Protocol and Justification”), publicly informs its shareholders and the market in general that on this date the Board of Directors of Omega Energia approved (or waived, as the case may be) the fulfillment of the Suspensive Conditions set forth in the Protocol and Justification for the merger of the Company’s shares by Omega Energia (“Merger of Shares” and “Transaction”), which makes the Transaction definitive, irrevocable and irreversible as of this date. The Transaction will be operationalized on December 23, 2021, the last trading date for the Company’s shares (OMGE3), inclusive, so it will transfer the shareholder base of Omega Geração to Omega Energia.

All shares issued by Omega Geração will be merged into Omega Energia, with the attribution of 2.263126202252 new shares issued by Omega Energia for each share held by the Omega Geração’s current shareholders, which will be credited starting on December 27, 2021.Thus, on December 27, 2021, Omega Energia’s shares will start being traded on the special segment of B3 S.A. – Brasil, Bolsa, Balcão (“B3”) called Novo Mercado, under the ticker MEGA3.

Any fraction of shares of Omega Energia owed to Omega Geração during the Merger of Shares will be grouped in whole numbers, sold by Omega Energia on the stock exchange, and the net proceeds of the sale will be divided proportionally among such shareholders.

The Company also informs that any income tax on the Transaction, resulting from the exchange of shares issued by the Company for shares issued by Omega Energia, shall be paid by the respective taxpayers, i.e., those who may have a capital gain as a result of the Transaction.

In the case of a non-resident shareholder, in view of the tax liability for any income tax attributed to Omega Energia, the shareholders shall send to Omega Energia the amount of tax potentially due from any distributions of shares made to them.

For Omega Energia to calculate the capital gain eventually earned by the non-resident shareholders of Omega Geração on the reference date of the Transaction, these shareholders or their custodians shall provide evidence of the average acquisition cost of the Company’s shares on December 23, 2021, the reference date for determining the shareholders of Omega Geração that will be entitled to the shares issued by Omega Energia in the Transaction. In the absence of such information, the Company will consider that the amount of tax on the shareholder’s capital gain is zero.

In any case, the responsibility for the content of the information sent shall be exclusive to the non-resident shareholder and its legal representative in Brazil, who shall be liable for any damages, including those resulting from inaccuracy and/or forgery of such information.

Lastly, we remind you that there were no dissenting shareholders, according to the Notice to the Shareholders disclosed on December 6, 2021, and therefore there is no reimbursement amount to be paid on December 23, 2021.

The information requested above, including a signed copy of the “Letter” (Exhibit I), when applicable, as well as any questions arising from the payment referred to in this Notice to the Shareholders, should be addressed to Omega Geração’s investor relations department at rigeracao@omegageracao.com.br or by sending correspondence to Elvira Ferraz Street, No. 68, 12th floor, 123 e 124, Vila Olímpia, City of São Paulo, State of São Paulo.

Other information regarding the stages of the Transaction will be disclosed in due course by the Company.

Belo Horizonte and São Paulo, December 19, 2021.

Andrea Sztajn

Chief Financial and Investor Relations Officer

Livia Mariz Junqueira

Chief Executive, Financial and Investor Relations Officer

EXHIBIT I

MODEL LETTER

To

Omega Geração S.A.

Cc. Investor Relations Office

Ref.: Merger of Shares

Through the present instrument,

[Name of the Custodian] (“Custodian”), hereby represented by its attorneys, in attention to the Notice to the Shareholders of December 13, 2021 and in regards of the merger of shares of Omega Geração S.A. (“Omega Geração”) into Omega Energia S.A. (“Omega Energia”), as approved in the extraordinary shareholders meetings of Omega Geração and Omega Energia held on October 28, 2021, come, with this letter, to send the list of Omega Geração’ shareholders, at the close of trading session on December 23, 2021, represented by the Custodian that are non-resident in Brasil for tax purposes (“Non-Resident Shareholders”), as well as the information in regards of the average cost of those shares (see Exhibit II).

We declare that the information hereby presented reflects the data in reputable registry exhibited by the Non-Resident Shareholders, which were checked by the Custodian and will remain under its care during the period set by law starting on December 23, 2021.

This being what we had for the moment, we are at your disposal for any further clarification necessary.

Yours sincerely,

__________________________________

Custodian

Name:

Position:

EXHIBIT II

LIST OF NON-RESIDENTIAL SHAREHOLDERS

Name/designation	Country of residence for tax purposes	CPF/CNPJ	Compliance with Resolution CMN 4.373/14 (Yes/No)	Amount of shares	Average acquisition cost	CBLC number